Exhibit 99.1
Qiao Xing Universal Telephone Diversifies from the Activities of Research and Development,
Marketing and Manufacturing of Communication Terminal Products into the Business of
Telecommunication Operators, Starting with VoIP Telephony
     HUIZHOU, Guangdong, China, Nov. 14 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that it recently obtained from a company qualified to operate VoIP telephony in China and abroad the exclusive agency rights for twelve years of research and development, production, sales and operation of VoIP telephony terminal products and other related products.
     As represented, the principal customer orders of this operator of VoIP telephony business come from outside China. Following the large-scale opening-up of the China market for the VoIP business, with its first-mover advantage, this operator is poised to become one of the main operators of VoIP telephony business in China.
     Based on the agreement reached by XING and that operator, it is expected that for the year 2006, the gross profit from VoIP terminal products and the share of profit from activities relating to VoIP operations could reach US$1.5 million and US$15 million respectively. In view of the huge market potential of the VoIP business both in and out of China, it is expected that XING’s VoIP business would grow 120% per year from 2006 to 2008.
     Mr. Wu Rui Lin, Chairman of XING, said, “This operator has been attracted by our strong research and development capabilities in the communication terminal field and our extensive distribution network. Relying on the investment on the research and development on communication terminal products and on the experience accumulated in all these years, we hope to be able to bring in more projects of value-added products and services to work jointly with that company, and to be able to attract more partners, both local and overseas, to work together.
     “Securing this agency right from the VoIP telephony operator further signifies that XING is extending its business focus from traditional research and development, marketing and manufacturing of communication terminal products to internet-related industries and their operations. A few years from now, high value-added activities ranging from internet communication operations to internet games will become XING’s main direction of business development.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones, VoIP telephone and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set- top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect,” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
SOURCE Qiao Xing Universal Telephone, Inc.
     -0-          11/14/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, rickxiao@qiaoxing.com /
     /Web site: http://www.cosun-xing.com /
     (XING)